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                           April 17, 2024

       Jing Yuan
       Chief Financial Officer
       ZEEKR Intelligent Technology Holding Ltd
       No. 1388 Minshan Road
       Xinqi Street, Beilun District
       Ningbo, Zhejiang
       People   s Republic of China

                                                        Re: ZEEKR Intelligent
Technology Holding Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed on April 12,
2024
                                                            File No. 333-275427

       Dear Jing Yuan:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 27, 2024 letter.

       Form F-1/A filed April 12, 2024

       Capitalization, page 82

   1. We note your response to our comment number 1; however, your Consolidated Balance
                                                        Sheet for the year
ended December 31, 2023 (on page F-4) indicates notes payable of US$
                                                        775,355 and amounts due
to related parties of US$ 2,303,681. It is not clear why the aforementioned
indebtedness is not included in the Capitalization table. Please refer to
                                                        Part I, Item 3 (B) and
the related instructions to Form 20-F and revise as necessary.
              Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
       have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.
 Jing Yuan
ZEEKR Intelligent Technology Holding Ltd
April 17, 2024
Page 2




                                                     Sincerely,
FirstName LastNameJing Yuan
                                                    Division of Corporation
Finance
Comapany NameZEEKR Intelligent Technology Holding Ltd
                                                    Office of Manufacturing
April 17, 2024 Page 2
cc:       Li He
FirstName LastName